As filed with the Securities and Exchange Commission on January 17, 2007

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

The Mills Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

601148109

(CUSIP Number)

Martin Edelman, Esq.

Mark Schonberger, Esq.

Michael L. Zuppone, Esq.

Paul, Hastings, Janofsky & Walker LLP

75 East 55th Street

New York, New York 10022

(212) 318-6906

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

                                       January 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [    ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 601148109	Page 2 of 13 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Chaim Katzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, BK
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States and Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,500,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7
14		TYPE OF REPORTING PERSON IN

CUSIP No. 601148109	Page 3 of 13 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gazit-Globe Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, AF, OO, BK
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,500,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 601148109	Page 4 of 13 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON M G N (USA) INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, OO, BK
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 601148109	Page 5 of 13 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAZIT (1995), INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, AF, OO, BK
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 601148109	Page 6 of 13 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HOLLYWOOD PROPERTIES LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, BK
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 601148109	Page 7 of 13 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gazit Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, AF, OO, BK
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 601148109	Page 8 of 13 Pages

Explanatory Note: This Amendment No. 5 (this “Amendment”) to the Schedule 13D of Chaim Katzman, Gazit-Globe Ltd. (“Gazit”), M G N (USA) INC. (“MGN”), GAZIT (1995), INC. (“1995”) Gazit Canada Inc. (“Canada”) and Hollywood Properties Ltd. (“Hollywood”) (collectively, the “Gazit Group,” “we,” “us” or the “Reporting Persons”) filed on October 25, 2006 (the “Initial 13D”) relates to the Common Stock, par value $.01 each (“Shares”) of The Mills Corporation, a Delaware corporation (the “Issuer” or “Mills”). The Initial 13D, together with Amendment Nos. 1 through 4 to the Initial 13D and this Amendment, shall be collectively referred to herein as the “Schedule 13D.”

Item 4.	Purpose of Transaction.

The last three paragraphs of Item 4 of the Schedule 13D are replaced in their entirety with the following:

On January 17, 2007, in an email to Mark Ordan, Chief Executive Officer and President of Mills, prior to the announcement that Mills had entered into a definitive agreement to be purchased by Brookfield Asset Management Inc., we sent a letter to Mills further amending the Revised Recapitalization Proposal to increase the average price per share to $22.00 and to address potential short-term liquidity issues Mills faces in the near term by offering to provide a $150 million liquidity facility on market terms that would be repaid from the proceeds of the $600 million rights offering outlined in the Revised Recapitalization Proposal. The letter further stated that the Revised Recapitalization Proposal, as amended, will automatically expire at 5:00 PM (Eastern Standard time) on January 19, 2007 if the parties have not agreed to recapitalize the Company on the terms contained Revised Recapitalization Proposal, as amended, by such date.

As disclosed in Amendment No. 4 to our Schedule 13D, we had previously revised the governance aspects of the Revised Recapitalization Proposal as set forth in Exhibit 22 to the Schedule 13D.

Until the expiration of the standstill provision of the Confidentiality Agreement, we are not permitted to purchase any securities of Mills. After the termination of the standstill provisions of the Confidentiality Agreement, depending upon various factors, including overall market conditions, other investment opportunities available to us, the availability of Shares and shares of Mills’ cumulative redeemable preferred stock (“Preferred Shares”) at prices that would make the purchase of additional Shares or Preferred Shares desirable, we may or may not endeavor to increase our positions in Shares and/or Preferred Shares through, among other things, the purchase of Shares and/or Preferred Shares on the open market or in private transactions or otherwise, on such terms and at such times as we may deem advisable. We may from time to time decide to sell some or all of our Shares and/or Preferred Shares. In addition, we may from time to time engage in transactions for the purpose of hedging some or all of our positions in Shares and/or Preferred Shares, subject, if applicable, to the standstill provisions of the Confidentiality Agreement.

Depending upon the factors mentioned above and other factors we may deem relevant, we may in the future take such other actions with respect to our investment in Mills as we deem appropriate including, without limitation, engaging in further discussions with management and/or the Mills Board concerning the business, operations, strategic direction and control of

CUSIP No. 601148109	Page 9 of 13 Pages

Mills, communicating with other stockholders of Mills, or changing our intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 601148109	Page 10 of 13 Pages

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Initial 13D is amended and restated in its entirety as follows:

Exhibit No.	Description
1.	Consent and Joint Filing Statement.(1)
2.

Letter, dated September 29, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd., to Laurence C. Siegel, Chairman of the Board and former Chief Executive Officer of The Mills Corporation submitting Gazit-Globe Ltd.’s and its subsidiaries’ preliminary non-binding indication of interest with respect to the recapitalization of the Mills Corporation (the “Proposal Letter”).(1)

3.	Letter, dated October 9, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd., to Mark S. Ordan, Chief Executive Officer of The Mills Corporation retransmitting the Proposal Letter.(1)
4.

Letter, dated October 12, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd., to Mark S. Ordan, Chief Executive Officer of The Mills Corporation expressing Mr. Katzman’s concerns regarding The Mills Corporation’s failure to file material agreements with the SEC.(1)

5.

Letter, dated October 24, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd., to Mark S. Ordan, Chief Executive Officer of The Mills Corporation providing a list of requested information.(1)

6.	Press release of Gazit-Globe Ltd., dated October 25, 2006, announcing its acquisition of 9 percent of the outstanding common stock of The Mills Corporation.(1)
7.	Presentation by Gazit-Globe Ltd. to management and certain board members of The Mills Corporation on October 31, 2006.(2)
8.

Letter, dated November 2, 2006, from Paul, Hastings, Janofsky & Walker LLP to Mark S. Ordan, Chief Executive Officer of The Mills Corporation, demanding that The Mills Corporation file its joint venture agreements with the SEC. (2)

9.

Letter, dated November 8, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd., to Mark S. Ordan, Chief Executive Officer of The Mills Corporation, informing him of the filing of a lawsuit by Gazit-Globe Ltd. against The Mills Corporation demanding pursuant to Section 211 of the Delaware General Corporation Law that The Mills Corporation hold an annual meeting of stockholders.(2)

10.

Complaint of Gazit-Globe Ltd. against The Mills Corporation demanding pursuant to Section 211 of the Delaware General Corporation Law that The Mills Corporation hold an annual meeting of stockholders.(2)

11.	Press release, dated November 8, 2006, announcing the filing of a lawsuit by Gazit-Globe Ltd. seeking to compel The Mills Corporation to hold an annual meeting.(2)

CUSIP No. 601148109	Page 11 of 13 Pages

12.

Letter, dated November 9, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd., to Mark S. Ordan, Chief Executive Officer of The Mills Corporation, expressing concern regarding reports of sales of Mills properties.(3)

13.

Letter, dated November 17, 2006, from Mark Ordan, Chief Executive Officer of The Mills Corporation, to Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd. responding to Mr. Katzman’s letter of November 9, 2006.(3)

14.

Letter, dated November 21, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd., to Mark S. Ordan, Chief Executive Officer of The Mills Corporation, responding to Mr. Ordan’s letter of November 17, 2006.(3)

15.

Letter, dated November 21, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd., to Mark S. Ordan, Chief Executive Officer of The Mills Corporation, submitting the Gazit Group’s revised recapitalization proposal.(3)

16.	Confidentiality and Standstill Agreement, dated December 5, 2006, between The Mills Corporation and Gazit-Globe, Ltd.(4)
17.	Stipulated Final Order of the Delaware Court of Chancery, dated December 5, 2006, entered into by Gazit-Globe Ltd. and The Mills Corporation. (4)
18.	Joint press release of The Mills Corporation and Gazit-Globe Ltd., dated December 5, 2006, announcing agreement on board slate and terms of confidentiality agreement.(4)
19	Revised Recapitalization Proposal letter, dated January 12, 2006, from Gazit-Globe Ltd. to Goldman Sachs & Co. and J.P. Morgan Inc.(5)
20	Draft Securities Purchase Agreement for proposed PIPE transaction.(5)
21	Financing Letters of Gazit-Globe Ltd. (See Exhibit C to Revised Recapitalization Proposal filed as Exhibit 19 hereto).(5)
22	PowerPoint presentation titled, “Overview of Gazit-Globe’s Recapitalization Proposal for The Mills Corporation.”(5)
22

Letter, dated January 17, 2007, from Gazit-Globe Ltd. to Goldman Sachs & Co. and J.P. Morgan Inc. amending Gazit-Globe’s Revised Recapitalization Proposal to increase the average price per share and address potential short-term liquidity issues.

_____________________

(1)	Previously filed with SEC on October 25, 2006 with the Initial 13D.
(2)	Previously filed with SEC on November 8, 2006 with Amendment No. 1 to the Initial 13D.
(3)	Previously filed with the SEC on November 24, 2006 with Amendment No. 2 to the Initial 13D.
(4)	Previously filed with the SEC on December 7, 2006 with Amendment No. 3 to the Initial 13D.

CUSIP No. 601148109	Page 12 of 13 Pages

(5)	Previously filed with the SEC on January 16, 2007 with Amendment No. 4 to the Initial 13D.

CUSIP No. 601148109	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHAIM KATZMAN
Date: January 17, 2007	By:	/s/ Chaim Katzman

GAZIT-GLOBE LTD.
Date: January 17, 2007	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: Chairman

M G N (USA) INC.
Date: January 17, 2007	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

GAZIT (1995), INC.
Date: January 17, 2007	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

HOLLYWOOD PROPERTIES LTD.
Date: January 17, 2007	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: Attorney-in-fact

GAZIT CANADA INC.
Date: January 17, 2007	By:	/s/ Dori Segal
Name: Dori Segal
Title: President

EXHIBIT 22

VIA EMAIL

January 17, 2007

Goldman, Sachs & Co.

85 Broad Street

New York New York 10004

Attention: D.J. Belock

J.P. Morgan Inc.

277 Park Avenue

New York, New York 10172

Attention: Thomas A. Grier

Re: Revised Recapitalization Proposal

Gentlemen:

Reference is made to our letter dated January 12, 2007 (the “Bid Letter”) in which we submitted our revised recapitalization proposal to The Mills Corporation (“Mills” or the “Company”) in connection with your request for bids as part of Mills’ strategic alternatives process.

Gazit-Globe Ltd. (GLOB:TASE) (“Gazit”), directly or through subsidiaries, pursuant to my conversations with Mark Ordan, is pleased to present our modified Recapitalization proposal to address additional concerns raised by Mills. In particular, our revised proposal seeks to alleviate the potential short-term liquidity issues Mills faces in the near term.

Our revised proposal contains the following improved terms:

•

Price – We are raising our average price per share to $22.00 per share. The initial $250 million will continue to be priced at $23.50 per share. The balance of $250 million will be increased to $20.50 per share.

CK

•	Liquidity Facility – We will provide a $150 million liquidity facility on market terms that will be repaid from the originally proposed Rights Offering.

We are committed to proceeding with all due speed and urgency and look forward to your response.

This revised proposal will automatically expire at 5:00 PM (Eastern Standard time) on January 19, 2007 if the parties have not agreed to recapitalize the Company on the terms contained in our revised Recapitalization proposal by such date.

Very truly yours,

/s/ Chaim Katzman

Chaim Katzman
Chairman of the Board